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Exhibit 23.1



                        INDEPENDENT ACCOUNTANTS' CONSENT


The Board of Directors and Stockholders
Metalogics, Inc.:


We consent to the use of our report included herein and to the reference to our firm under the heading "Selected Financial Data" and "Experts" in the Prospectus. Our report dated May 15, 1998, except for note 7, which is as of July 27, 1998, contains an explanatory paragraph that states that the Company's recurring losses from operations since inception, working capital deficiency and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainity.




KPMG PEAT MARWICK LLP

New York, New York
July 28, 1998